UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2020

Commission File Number: 001-35722

TAOPING INC.

(Translation of registrant’s name in English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Entry into a Material Definitive Agreement.

On March 27, 2020, Taoping Inc. (the “Company”) and two individual investors (the “Investors”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to the Investors an aggregate of 1,714,286 ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $0.35 per share, in a registered direct offering. In a concurrent private placement, pursuant to the Purchase Agreement, for a purchase price of $1,400,000, the Company will sell and issue to each Investor a Convertible Promissory Note (the “Note”) in a principal amount of $740,000 and a warrant to purchase 160,000 ordinary shares at $1.50 per share within three years following the issue date (the “Warrant”). Each Note carries an original issue discount of $40,000 (the “OID”) matures in 12 months from the issue date, bearing interest at a rate of 5.0% per annum. At any time prior to the maturity, the Notes, at the Investors’ option, may be convertible into fully paid Ordinary Shares of the Company at a conversion price of $1.50 per share. At any time after the occurrence of an event of default (as defined in the Note), the Investors may convert all of the outstanding balance of the Note into Ordinary Shares in an aggregate amount not exceeding 6.0 million shares. At the maturity, the Investors may also covert all of the outstanding balance of the Notes into Ordinary Shares at a price no less than $0.40 per share. In addition, if the Notes remain outstanding and due in each of the months of September and December 2020, each Investor has a one-time option before each of September 30 and December 31, 2020, respectively, to convert no more than one half of the then outstanding balance of the Notes into Ordinary Shares at a price no less than $0.40 per share.

The total aggregate gross proceeds of the above financing are $2.0 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes. The financing is expected to close on or about March 30, 2020, subject to satisfaction of customary closing conditions.

A copy of form of the Purchase Agreement, the Note and the Warrant are attached hereto as Exhibits 10.1, 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, the Note and the Warrant are subject to, and qualified in their entirety by, such documents.

The sale and offering of Ordinary Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-229323), which became effective on February 11, 2019, pursuant to a prospectus supplement filed with the Commission (the “Registration Statement”). The Notes, the Warrants and Ordinary Shares underlying the Notes and Warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Exhibit Number	Description

4.1	Form of Convertible Promissory Note
4.2	Form of Warrant
5.1	Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement, dated March 27, 2020, between the Company and Investors
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Press Release, dated March 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOPING INC.

March 30, 2020	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer